Exhibit 99.1

Pharvaris Reports First Quarter 2024 Financial Results and Provides Business Update

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RAPIDe-3, a global pivotal Phase 3 study of deucrictibant for the on-demand treatment of HAE attacks, currently enrolling
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End-of-Phase 2 meeting scheduled to discuss development plan of deucrictibant for the prophylaxis of HAE attacks
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Executing from a strong financial position with cash and cash equivalents of €368 million as of March 31, 2024

Zug, Switzerland, May 8, 2024 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to treat and prevent hereditary angioedema (HAE) attacks, today reported financial results for the first quarter ended March 31, 2024, and provided a business update.

“Pharvaris is executing from a position of financial and operational strength as we enroll in RAPIDe-3, our Phase 3 on-demand study of deucrictibant, and prepare for initiation of CHAPTER-3, our Phase 3 prophylactic study of deucrictibant,” said Berndt Modig, Chief Executive Officer of Pharvaris. “We believe deucrictibant has the potential to be the preferred therapeutic option for both the treatment and prevention of HAE attacks. Pharvaris continues to further build its team and infrastructure to support two late-stage clinical trials and prepare for the commercial launch of deucrictibant for people living with HAE.”

Recent Business Updates and Highlights

Development Pipeline

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Enrollment initiated in RAPIDe-3 (NCT06343779) a global Phase 3 clinical study. Pharvaris is currently enrolling in RAPIDe-3, a global pivotal Phase 3 study of deucrictibant immediate-release capsule (PHVS416) for the on-demand treatment of HAE attacks. The primary efficacy endpoint is time to onset of symptom relief, as measured by Patient Global Impression of Change (PGI-C) rating of at least “a little better” for two consecutive timepoints within 12 hours post-treatment. Other efficacy endpoints include time to End of Progression (EoP) in attack symptoms within 12 hours as measured by PGI-C, substantial symptom relief, and proportion of attacks achieving symptom resolution with one dose of deucrictibant as measured by Patient Global Impression of Severity (PGI-S) and by Angioedema Symptom Rating Scale (AMRA).
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End-of-Phase 2 meeting scheduled to align on prophylactic Phase 3 clinical development plan. Pharvaris continues preparatory activities for CHAPTER-3, a proposed global Phase 3 study of deucrictibant extended-release tablets (PHVS719) for the prophylactic treatment of HAE attacks. An End-of-Phase 2 meeting has been scheduled with the U.S. Food and Drug Administration (FDA), during which Pharvaris will seek feedback and alignment on the key elements of the proposed clinical development plan.

Corporate

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Departure of Chief Legal Officer. Joan Schmidt, J.D., Chief Legal Officer of Pharvaris, has given notice of her resignation, effective June 1, 2024. David Nassif, J.D., Chief Financial Officer of Pharvaris, will assume oversight of the legal and compliance department and will act as the corporate secretary until a successor joins the company.

Mr. Modig continued, “I thank Joan for her leadership and contributions to Pharvaris’ growth during her time at the company. We wish her the best in her future endeavors.”

Upcoming Investor Presentations

The Citizens JMP Life Sciences Conference. New York, NY, May 13-14, 2024.

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Format: Fireside Chat
Presenter: Morgan Conn, Ph.D.
Date, time: Monday May 13, 2024, 9:30 a.m. EDT

BofA Securities Health Care conference 2024. Las Vegas, NV, May 14-16, 2024.

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Format: Company Presentation
Presenter: Morgan Conn, Ph.D.
Date, time: Thursday May 16, 2024, 8:00 a.m. PDT (11:00 a.m. EDT)

Live audio webcasts of the presentations will be available on the Investors section of the Pharvaris website at: https://ir.pharvaris.com/news-events/events-presentations. The audio replays will be available on Pharvaris’ website for 30 days following the presentation.

Financials

First Quarter 2024 Financial Results

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Liquidity Position. Cash and cash equivalents were €368 million as of March 31, 2024, compared to €391 million for December 31, 2023.
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Research and Development (R&D) Expenses. R&D expenses were €18.5 million for the quarter ended March 31, 2024, compared to €13.7 million for the quarter ended March 31, 2023.
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General and Administrative (G&A) Expenses. G&A expenses were €9.8 million for the quarter ended March 31, 2024, compared to €7.3 million for the quarter ended March 31, 2023.
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Loss for the year. Loss for the first quarter was €28.0 million, resulting in basic and diluted loss per share of €0.52 for the quarter ended March 31, 2024, compared to €22.6 million, or basic and diluted loss per share of €0.67, for the quarter ended March 31, 2023.

Note on International Financial Reporting Standards (IFRS)

Pharvaris is a Foreign Private Issuer and prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. Pharvaris maintains its books and records in the Euro currency.

About Deucrictibant

Deucrictibant is a potent, selective, and orally available antagonist of the bradykinin B2 receptor. By inhibiting bradykinin signaling through the bradykinin B2 receptor, deucrictibant has the potential to treat the manifestations of an HAE attack and to prevent the occurrence of attacks. Based on its chemical properties, Pharvaris is developing two formulations of deucrictibant for oral administration; a capsule to enable rapid onset of activity for acute treatment, and an extended-release tablet to enable sustained absorption and efficacy in prophylactic treatment.

About Pharvaris

Building on its deep-seated roots in HAE, Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to treat and prevent HAE attacks. By directly pursuing this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all sub-types of HAE efficacious, safe, and easy-to-administer alternatives to treat attacks, both on-demand and prophylactically. The company brings together the best talent in the industry with deep expertise in rare diseases and HAE. For more information, visit https://pharvaris.com/.

Forward-Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules (PHVS416) and deucrictibant extended-release tablets (PHVS719), which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1 and CHAPTER-1 Phase 2 studies in ongoing and future nonclinical studies and clinical trials; risks arising from epidemic diseases, such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies, and clinical trials; the outcome and timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange

Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact
Maggie Beller

Executive Director, Head of External and Internal Communications

maggie.beller@pharvaris.com